✶✶Alt 2-10-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III





04002172

RECEIVED

FEB 05 2004

SEC FILE NUMBER
8-38999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Winston Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___121-E Reynolda Village___
                        (No. and Street)

___Winston-Salem___ ___North Carolina___ ___27106___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Marshall   **(336)761-1900**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Butler & Burke, LLP, CPA's___
           (Name – if individual, state last, first, middle name)

___100 Club Oaks Court Suite A   Winston-Salem,___   ___NC___   ___27104___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 12 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William Marshall_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__First Winston Securities, Inc._____, as
of __December 31_____, 20 __03___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

JO ANN WILLIAMS
NOTARY PUBLIC
DAVIE COUNTY, NC
My Commission Expires 12-7-07

_____
Signature

_____
Notary Public

_____
Title: President

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal accounting control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST WINSTON SECURITIES, INC.

Financial Statements

December 31, 2003

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

**FORM
X-17A-5**

3/91

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [   ] 17   3) Rule 17a-11 [|] 18

4) Special request by designated examining authority [   ] 19   5) Other [   ] 26

NAME OF BROKER-DEALER

SEC FILE NO

8-38999 [14]
FIRM ID. NO.

First Winston Securities, Inc. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

21538 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

121-E Reynolda Village [20]
(No. and Street)

01/01/03 [24]
AND ENDING (MM/DD/YY)

Winston-Salem [21] **North Carolina** [22] **27106** [23]
(City)   (State)   (Zip Code)

12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code)—Telephone No.

William F. Marshall [30]

(336)761-1900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [   ] 40   NO [   ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [   ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30th day of January 2002

Manual signatures of

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Butler & Burke, LLP, CPA's | 70 |

| ADDRESS | Number and Street | City | State | Zip Code |

100 Club Oaks Court, Suite A   Winston-Salem,   NC   27104

| | 71 | | 72 | | 73 | | 74 |

Check One

    (X)   Certified Public Accountant | 75 |

    ( )   Public Accountant | 76 |

    ( )   Accountant not resident in United States or | 77 |
    any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5	3			

1/76



Certified Public Accountants

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. as of December 31, 2003, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 16, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Winston Securities, Inc.	N 2			100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) __12/31/03__ [99]

SEC FILE NO. __8-38999__ [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1 Cash	$ 100,790	[200]			$ 100,790	[750]
2 Cash segregated in compliance with federal and other regulations		[210]				[760]
3 Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		[220]				
2. Other		[230]				[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		[240]				
2. Other		[250]				[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		[280]				[800]
2. Other		[290]				
E. Other		[300]	$	[550]		[810]
4 Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured accounts				[570]		
B. Commodity accounts		[330]		[580]		
C. Allowance for doubtful accounts	( )	[335]	( )	[590]		[820]
5 Receivables from non-customers:						
A. Cash and fully secured accounts		[340]				
B. Partly secured and unsecured accounts		[350]		[600]		[830]
6 Securities purchased under agreements to resell		[360]		[605]		[840]
7 Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		[370]				
B. U.S. and Canadian government obligations		[380]				
C. State and municipal government obligations	1,264,365	[390]				
D. Corporate obligations		[400]				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.**   as of __12/31/03__

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ 1,264,365 [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440] $	72,100 [610]	72,100 [860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes- market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	1,526 [680]	1,526 [920]
15. Other Assets:			
A. Dividends and interest receivable	12,479 [500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	[720]	12,479 [930]
16. TOTAL ASSETS	$ 1,377,634 [540]	$ 73,626 [740]	$ 1,451,260 [940]

OMIT PENNIES

BROKER OR DEALER	First Winston Securities, Inc.		as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ ___ 1030	$ ___ 1240	$ ___ 1460
B. Other	___ 1040	34,000 1250	34,000 1470
18. Securities sold under repurchase agreements		1260	1480
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	___ 1050	___ 1270	1490
2. Other	___ 1060	___ 1280	1500
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	___ 1070		1510
2. Other	___ 1080	___ 1290	1520
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	___ 1090		1530
2. Other	___ 1095	___ 1300	1540
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	___ 1100		1550
2. Other	___ 1105	___ 1310	1560
E. Other	___ 1110	___ 1320	1570
20. Payable to customers:			
A. Securities accounts - including free credits of ..... $ ___ 950	___ 1120		___ 1580
B. Commodities accounts	___ 1130	___ 1330	___ 1590
21. Payable to non customers:			
A. Securities accounts	___ 1140	___ 1340	___ 1600
B. Commodities accounts	___ 1150	___ 1350	___ 1610
22. Securities sold not yet purchased at market value - including arbitrage of .... $ ___ 960		___ 1360	___ 1620
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	___ 1160		___ 1630
B. Accounts payable	994 1170		994 1640
C. Income taxes payable	___ 1180		___ 1650
D. Deferred income taxes		___ 1370	___ 1660
E. Accrued expenses and other liabilities	___ 1190		___ 1670
F. Other	___ 1200	___ 1380	___ 1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BROKER OR DEALER	First winston Securities	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities •	Non-A.I. Liabilities •	Total
24. Notes and mortgages payable:			
A. Unsecured.................... $	1210		$ 1690
B. Secured...................... ▼	1211	$ 1390	1700
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		1400	1710
1. from outsiders $	970		
2. Includes equity subordination (15c3-1 (d)) of .... $	980		
B. Securities borrowings, at market value: from outsiders $	990	1410	1720
C. Pursuant to secured demand note collateral agreements:		1420	1730
1. from outsiders $	1000		
2. Includes equity subordination (15c3-1 (d)) of .... $	1010		
D. Exchange memberships contributed for use of company at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
26. TOTAL LIABILITIES .... $ 994	1230	$ 34,000 1450	$ 34,994 1760

Ownership Equity

27. Sole proprietorship		$ ____ 1770
28. Partnership- limited . partners .....$ 1020		1780
29. Corporation		
A. Preferred stock		1791
B. Common stock ...., ...		542,859 1792
C. Additional paid-in capital		1793
D. Retained earnings		873,407 1794
E. Total..		1,416,266 1795
F. Less capital stock in treasury.......................................		( ) 1796
30. TOTAL OWNERSHIP EQUITY		$ 1,416,266 1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,451,260 181

OMIT PENNI

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONL

See accompanying notes to financial statements.   Page 8

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from	01/01/03	3932	to	12/31/03	3933
First Winston Securities, Inc.	Number of months included in this statement					3931

REVENUE — STATEMENT OF INCOME (LOSS)

1. Commissions:

   a. Commissions on transactions in listed equity securities executed on an exchange .... $ | | 3935

   b. Commissions on transactions in exchange listed equity securities executed over-the-counter .... | | 3937

   c. Commissions on listed option transactions .... | | 3938

   d. All other securities commissions .... | | 3939

   e. Total securities commissions .... | | 3940

2. Gains or losses on firm securities trading accounts

   a. From market making in over-the-counter equity securities .... | | 3941

   i. Includes gains or (losses) OTC market making in exchange listed equity securities | 3943 |

   b. From trading in debt securities .... | 2,872,070 | 3944

   c. From market making in options on a national securities exchange .... | | 3945

   d. From all other trading .... | | 3949

   e. Total gains or (losses) .... | | 3950

3. Gains or losses on firm securities investment accounts

   a. Includes realized gains (losses) .... | 4235 |

   b. Includes unrealized gains (losses) .... | 4236 |

   c. Total realized and unrealized gains (losses) .... | | 3952

4. Profits or (losses) from underwriting and selling groups .... | 55,216 | 3955

   a. Includes underwriting income from corporate equity securities .... | 4237 |

5. Margin interest .... | | 3960

6. Revenue from sale of investment company shares .... | | 3970

7. Fees for account supervision, investment advisory and administrative services .... | | 3975

8. Revenue from research services .... | | 3990

9. Commodities revenue .... | | 3990

10. Other revenue related to securities business .... | | 3985

11. Other revenue .... | 53,580 | 3995

12. Total revenue .... $ | 2,980,866 | 4030

EXPENSES

13. Registered representatives' compensation .... $ | 640,199 | 4110

14. Clerical and administrative employees' expenses .... | 164,541 | 4040

15. Salaries and other employment costs for general partners, and voting stockholder officers .... | 914,967 | 4120

   a. Includes interest credited to General and Limited Partners capital accounts .... | 4130 |

16. Floor brokerage paid to certain brokers (see definition) .... | | 4055

17. Commissions and clearance paid to all other brokers (see definition) .... | | 4145

18. Clearance paid to non-brokers (see definition) .... | 63,436 | 4135

19. Communications .... | 61,776 | 4060

20. Occupancy and equipment costs .... | 32,495 | 4080

21. Promotional costs .... | 690 | 4150

22. Interest expense .... | 7,986 | 4075

   a. Includes interest on accounts subject to subordination agreements .... | 4070 |

23. Losses in error account and bad debts .... | | 4170

24. Data processing costs (including service bureau service charges) .... | 2,661 | 4186

25. Non-recurring charges .... | | 4190

26. Regulatory fees and expenses .... | 6,223 | 4195

27. Other expenses .... | 106,206 | 4100

28. Total expenses .... $ | 2,001,180 | 4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... $ | 979,686 | 4210

30. Provision for Federal income taxes (for parent only) .... | 0 | 4220

31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... | 0 | 4222

   a. After Federal income taxes of .... | 4238 |

32. Extraordinary gains (losses) .... | 0 | 4224

   a. After Federal income taxes of .... | 4239 |

33. Cumulative effect of changes in accounting principles .... | 0 | 4225

34. Net income (loss) after Federal income taxes and extraordinary items .... $ | 979,686 | 4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ | | 4211

BROKER OR DEALER **First Winston Secuirties** For the period (MMDDYY) from __01/01/03__ to __12/31/03__

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to
be withdrawn within the next six months and accruals, which have
not been deducted in the computation of net capital.

1. Equity Capital
   A. Partnership Capital.

1. General Partners	4700
2. Limited	4710
3. Undistributed Profits	4720
4. Other (describe below)	4730
5. Sole Proprietorship	4735

   B. Corporation Capital:

1. Common Stock	4740
2. Preferred Stock	4750
3. Retained Earnings (Dividends and Other)	4760
4. Other (describe below)	4770

2. Subordinated Liabilities

A. Secured Demand Notes	4780
B. Cash Subordinations	4790
C. Debentures	4800
D. Other (describe below)	4810

3. Other Anticipated Withdrawals

A. Bonuses	4820
B. Voluntary Contributions to Pension or Profit Sharing Plans	4860
C. Other (describe below)	4870
Total $	4880

4. Description of Other

   _____
   _____
   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 1,538,868	4240
A. Net income (loss)	979,686	4250
B. Additions (Includes non-conforming capital of $ ____ 4262)		4260
C. Deductions (Includes non-conforming capital of $ ____ 4272)	1,102,288	4270
2. Balance, end of period (From Item 1800)	$ 1,416,266	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

Page 10

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

OPERATING ACTIVITIES

Net income	$ 979,686
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation	1,130
(Increase)/Decrease in operating assets:	
Securities owned, net	1,882,519
Interest receivable	28,981
Increase/(Decrease) in operating liabilities:	
Accounts payable	405
Payable to broker - dealers	(30,954)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,861,767

FINANCING ACTIVITIES

Re-payment of secured short term bank loans, net	(1,760,000)
Dividends paid	(1,102,288)
NET CASH USED IN FINANCING ACTIVITIES	(2,862,288)
DECREASE IN CASH	(521)
Cash, Beginning	101,311
Cash, Ending	$ 100,790
Supplemental cash flow disclosures:	
Interest paid	$ 7,986

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2003:

Vehicle	$ 39,345
Leasehold improvements	58,507
Office furniture and equipment	1,905
	99,757
Less: accumulated depreciation and amortization	98,231
	$ 1,526

NOTE C: SECURED SHORT TERM BANK LOANS

At December 31, 2003, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at LIBOR plus 2.5% (3.6700%) at December 31, 2003. At December 31, 2003, the loan balance of $34,000 was fully collateralized by the Company's trading inventory, which had an aggregate market value of $1,264,365. The agreements with the bank expire on May 30, 2004.

NOTE D: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2003, the Company expected no losses from such open commitments.

FIRST WINSTON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE E: LEASES

The Company leases its office space under a noncancellable operating lease. Future minimum lease payments under the terms of this agreement at December 31, 2003 are as follows:

2004	$ 18,339
2005	7,704
	$ 26,043

Rent expenses under this lease was $17,979 in 2003.

NOTE F: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2003, the Company had net capital of $1,269,140, which exceeded its required net capital of $100,000, and its net capital ratio was .0007 to 1.



Certified Public
Accountants

SUPPLEMENTARY INFORMATION REQUIRED
BY SEC RULE 17a-5

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of First Winston Securities, Inc. for the year ended December 31, 2003, and have issued our report thereon dated January 16, 2004. Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information, as applicable, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 16, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.**   as of __12/31/03__

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800) .... $ __1,416,266__ |3480|
2. Deduct   Ownership equity not allowable for net capital .... ( ) |3490|
3. Total ownership equity qualified for net capital. .... __1,416,266__ |3500|
4. Add
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital. .... |3520|
   B. Other (deductions) or allowable credits (List) .... ▼ |3525|
5. Total capital and allowable subordinated liabilities. .... $ __1,416,266__ |3530|
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Note B and C) .... $ __73,626__ |3540|
      1. Additional charges for customers' and
         non-customers' security accounts .... |3550|
      2. Additional charges for customers' and
         non-customers' commodity accounts. .... |3560|
   B. Aged fail-to-deliver: .... |3570|
      1. Number of items .... ▼ 29 |3450|
   C. Aged short security differences-less
      reserve of .... $ |3460| ▼ |3580|
      number of items. .... |3470|
   D. Secured demand note deficiency. .... |3590|
   E. Commodity futures contracts and spot commodities
      proprietary capital charges .... |3600|
   F. Other deductions and/or charges .... |3610|
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .. |3615|
   H. Total deductions and/or charges .... (__73,626__ |362|
7. Other additions and/or allowable credits (List). .... |363|
8. Net Capital before haircuts on securities positions .... $ __1,342,640__ |364|
9. Haircuts on securities: (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... __1,969__ |3660|
   B. Subordinated securities borrowings .... |3670|
   C. Trading and Investment securities:
      1. Bankers' acceptances, certificates of deposit
         and commercial paper .... ▼ |3680|
      2. U.S. and Canadian government obligations .... |3690|
      3. State and municipal government obligations .... __71,531__ |3700|
      4. Corporate obligations .... |3710|
      5. Stocks and warrants. .... |3720|
      6. Options .... |3730|
      7. Arbitrage .... |3732|
      8. Other securities .... ▼ |3734|
   D. Undue concentration. .... |3650|
   E. Other (list). .... |3736| (__73,500__ |37|
10. Net Capital. .... $ __1,269,140__ |37|

OMIT PENI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.**   as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 66 |375|

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) .... $ 100,000 |375|

13. Net capital requirement (greater of line 11 or 12) .... $ 100,000 |376|

14. Excess net capital (line 10 less 13) .... $ 1,169,140 |377|

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 1,269,041 |378|

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 994 |379|

17. Add:

    A. Drafts for immediate credit .... $ |3800|

    B. Market value of securities borrowed for which no
       equivalent value is paid or credited .... $ |3810|

    C. Other unrecorded amounts (List) .... $ |3820| $ |383|

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)) .... $ |383|

19. Total aggregate indebtedness .... $ 994 |384|

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % |385|

21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals
    (line 19 ÷ by line 10 less Item 4880 page 11) .... % .0007 |385|

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B   **N/A**

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits .... $ |387|

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ |388|

24. Net capital requirement (greater of line 22 or 23) .... $ |376|

25. Excess net capital (line 10 less 24) .... $ |391|

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) .... % |385|

27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits
    (line 10 less Item 4880 page 11 ÷ by line 17 page 8) .... % |385|

28. Net capital in excess of:
    5% of combined aggregate debit items or $120,000 .... $ |392|

OTHER RATIOS

Part C   **N/A**

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % |38|

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under
    Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % |38|

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

FIRST WINSTON SECURITIES, INC.
AS OF DECEMBER 31, 2003

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION WITH COMPANY'S COMPUTATION (included in Part II of X-17A-5 as of December 31, 2003)

There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2003.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   **First Winston Securities, Inc.**   as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers'
   security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $ | 4340

2. Monies borrowed collateralized by securities carried for the accounts
   of customers (see Note B) .... | 4350

3. Monies payable against customers' securities loaned (see Note C) .... | 4360

4. Customers' securities failed to receive (see Note D) .... | 4370

5. Credit balances in firm accounts which are attributable to
   principal sales to customers .... | 4380

6. Market value of stock dividends, stock splits and similar distributions
   receivable outstanding over 30 calendar days .... | 4390

7. **Market value of short security count differences over 30 calendar days old .... | 4400

8. **Market value of short securities and credits (not to be offset by longs or by
   debits) in all suspense accounts over 30 calendar days .... | 4410

9. Market value of securities which are in transfer in excess of 40 calendar days
   and have not been confirmed to be in transfer by the transfer agent or
   the issuer during the 40 days .... | 4420

10. Other (List) .... | 4425

11. TOTAL CREDITS .... $ | 443

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured
    accounts and accounts doubtful of collection net of deductions pursuant to
    Note E, Exhibit A, Rule 15c3-3 .... $ | 4440

13. Securities borrowed to effectuate short sales by customers and
    securities borrowed to make delivery on customers'
    securities failed to deliver .... | 4450

14. Failed to deliver of customers' securities not older than 30 calendar days ...... | 4460

15. Margin required and on deposit with the Options
    Clearing Corporation for all option contracts
    written or purchased in customer accounts (See Note F) .... | 4465

16. Other (List) .... | 4469

17. **Aggregate debit items .... $ | 44

18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) .... (|) 44

19. **TOTAL 15c3-3 DEBITS .... $ | 4!

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ | 4

21. Excess of total credits over total debits (line 11 less line 19) .... | 4

22. If computation permitted on a monthly basis, enter 105% of
    excess of total credits over total debits .... | 4!

23. Amount held on deposit in "Reserve Bank Account(s)", including
    value of qualified securities, at end of reporting period .... | 4!

24. Amount of deposit (or withdrawal) including
    $ | 4515 | value of qualified securities .... | 45

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including
    $ | 4525 | value of qualified securities .... $ | 4!
    | 4!

26. Date of deposit (MMDDYY) ....

OMIT PEN

FREQUENCY OF COMPUTATION

27. Daily | 4332   Weekly | 4333   Monthly | 4334

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be
prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER **First Winston Securities, Inc.**   as of __12/31/03__

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2.500 capital category as per Rule 15c3-1 .... ▼ _____ | 455 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... **X** | 456 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm. ▼ _____ | 4335 | _____ | 457 |

D. (k) (3)—Exempted by order of the Commission .... | 458 |

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession
or control as of the report date (for which instructions to reduce to possession or control had
been issued as of the report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. Notes A and B .... $ _____ | 458 |

A. Number of Items .... _____ | 456 |

2. Customers' fully paid securities and excess margin securities for which instructions to reduce
to possession or control had not been issued as of the report date, excluding items arising
from "temporary lags which result from normal business operations" as permitted under
Rule 15c3-3. Notes B, C and D .... $ _____ | 458 |

A. Number of Items .... ▼ _____ | 458 |

OMIT PENNI

3. The system and procedures utilized in complying with the requirement to maintain physical possession or
control of customers' fully paid and excess margin securities have been tested and are functioning in a
manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes _____ | 4584 | No _____ | 458 |

NOTES

A — Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in
possession or control but for which no action was required by the respondent as of the report date or required action
was taken by respondent within the time frames specified under Rule 15c3-3.

B — State separately in response to items one and two whether the securities reported in response thereto were
subsequently reduced to possession or control by the respondent.

C — Be sure to include in item two only items not arising from "temporary lags which result from normal business
operations" as permitted under Rule 15c3-3.

D — Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's
annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item
two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This
information may be required on a more frequent basis by the Commission or the designated examining authority
in accordance with Rule 17a-5(a)(2)(iv).

3/78

BROKER OR DEALER	First Winston Securities, Inc.	as of 12/31/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... $ _____ 7010
   B. Securities (at market) .... _____ 7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... _____ 7030
3. Exchange traded options:
   A. Add: Market Value of open option contracts purchased on a contract market .... _____ 7032
   B. Deduct: Market Value of open option contracts granted (sold) on a contract market .... (_____) 7033
4. Net equity (deficit) (total of 1, 2 and 3) .... _____ 7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades ...... _____ 7050
6. Amount required to be segregated (total of 4 and 5) .... _____ 7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... $ _____ 7070
   B. Securities representing investments of customers' funds (at market) .... _____ 7080
   C. Securities held for particular customers or option customers in lieu of cash (at market) .... _____ 7090
8. Margins on deposit with clearing organizations of contract markets:
   A. Cash .... _____ 7100
   B. Securities representing investments of customers' funds (at market) .... _____ 7110
   C. Securities held for particular customers or option customers in lieu of cash (at market .... _____ 7120
9. Settlement due from (to) clearing organizations of contract markets .... _____ 7130
10. Exchange traded options:
    A. Add: Unrealized receivables for option contracts purchased on contract markets................ _____ 7132
    B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... _____ 7133
11. Net equities with other FCMs .... _____ 7140
12. Segregated funds on hand:
    A. Cash .... _____ 7150
    B. Securities representing investments of customers' funds (at market) .... _____ 7160
    C. Securities held for particular customers in lieu of cash (at market)........................ _____ 7170
13. Total amount in segregation (total of 7 through 12) .... $ _____ 7180
14. Excess (insufficiency) funds in segregation (13 minus 6)................................. $ _____ 7190

| BROKER OR DEALER | First Winston Securities, Inc. | as of 12/31/03 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602 $	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699*]

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Winston Securities, Inc.	as of 12/31/03

FINANCIAL AND OPERATIONAL DATA

N/A

1. Month end total number of stock record breaks unresolved over three business days

		Valuation		Number	
A breaks long		$	4890		4900
B breaks short		$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)

Yes	4930	No	4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period

A. Income producing personnel	4950
B. Non-income producing personnel (all other)	4960
C. Total	4970

4. Actual number of tickets executed during current month of reporting period — 4980

5. Number of corrected customer confirmations mailed after settlement date — 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts- over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I)

A. Proprietary positions	$ 5370
B. Customers' accounts under Rule 15c3-3	$ 5374
18. Total of personal capital borrowings due within six months	$ 5378
19. Maximum haircuts on underwriting commitments during the period	$ 5380
20. Planned capital expenditures for business expansion during next six months	$ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ 5384
22. Lease and rentals payable within one year	$ 5386

23. Aggregate lease and rental commitments payable for entire term of the lease

A Gross	$ 5388
B Net	$ 5390

OMIT PENNIES

3/83

Page 23



Butler & Burke L.L.P.

Certified Public
Accountants

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordances with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Butler & Burke LLP

Winston-Salem, North Carolina
January 16, 2004